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                                      RIDER

                            ACCELERATED DEATH BENEFIT

In this rider Accelerated Death Benefit refers to an acceleration of your life insurance benefits.

The death benefit and, if applicable, any cash values and loan values under your life insurance policy will be reduced if the Accelerated Death Benefit is paid.

Receipt of the Accelerated Death Benefit is intended to qualify for favorable tax treatment under section 101(g)(1)(A) of the Internal Revenue Code of 1986 as amended by Public Law 104-191. However, receipt of the benefit may affect eligibility for Medicaid and certain other public assistance programs. You should consult with your personal tax advisor and social service agencies before you decide to receive the benefit under this rider.

This rider has been added to and forms part of your policy. Unless this rider states otherwise, the provisions set out in your policy will apply to the rider.

Effective Date. This rider is effective on the date we attach it to your policy.

Benefit. If you meet the Conditions of Payment, we will pay you a minimum benefit of not less than the lower of 25% of the eligible death benefit or $50,000, but not greater than 50% of the eligible death benefit. The maximum per qualifying policy is $1,000,000 on the life insured.

If more than one policy owner makes a claim, we will pay the benefit in proportion to the amount of eligible death benefit each has on the life insured.

You will receive your payment in one lump sum. The benefit is payable only once under this rider.

Eligible Death Benefit. The eligible death benefit is equal to (a) plus (b), minus (c), where

(a) is the death benefit of your qualifying policy, including any paid-up additional insurance;

(b) is the death benefit of any qualifying riders and supplementary benefits attached to your qualifying policy; and

(c)     is any outstanding loan amount.

Your qualifying policy is your inforce permanent or term life insurance issued by us, covering only one life insured. Your qualifying riders and supplementary benefits are part of your qualifying policy. They insure the same person and provide a death benefit other than accidental death coverage. Your policy and each rider and supplementary benefit must have at least one year remaining in the benefit period. In this rider, "policy" refers to a qualifying policy, rider and supplementary benefit.

Conditions of Payment. You must meet the following conditions before we pay the benefit.

(a) You must provide written evidence satisfactory to us that the life insured is terminally ill and has a life expectancy of one year or less. Part of the evidence must be a written statement from a licensed medical doctor stating the prognosis for the illness.

(b) We must have the signed consent of any irrevocable beneficiary and any assignee.

(c) You must claim the benefit voluntarily. We will not pay the benefit if you are claiming it to satisfy creditors, or for government benefits.

Premium. There is no premium payable for this rider. Payment of the accelerated death benefit does not affect the premium amount for your policy.

Administrative Expense Charge. The administrative expense charge for this benefit will not exceed $150.

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                            ACCELERATED DEATH BENEFIT

Death Benefit Reduction. We will reduce the death benefit of your policy by the benefit amount, plus one year's interest, plus any administrative expense charge.

The interest rate used for calculating the deduction of one year's interest will not exceed the greater of:

(a) the then current yield on the 90-day Treasury Bills available at the date of application for an accelerated payment; and

(b) the then current maximum adjustable policy loan interest rate based on the greater of:

        (i) Moody's Corporate Bond Yield Averages - Monthly Averages Corporates - published by Moody's Investors Service, Inc. or any successor thereto for the calendar month ending two months before the date of application for an accelerated payment; and

        (ii) the policy guaranteed cash value interest rate plus 1% per annum.

If your policy permits a decrease in the face amount of insurance, we will not apply the policy restrictions on the amount, timing and number of decreases to the death benefit reduction.

Cash Value Reduction. Payment of the benefit will reduce any cash value in your policy. The reduced cash value will be equal to the original cash value multiplied by (a), divided by (b), where

(a)     is the death benefit after payment of the accelerated death benefit, and

(b)     is the death benefit before payment of the accelerated death benefit.

If your policy is a variable life insurance policy, you may tell us how to allocate the reduction of your policy. If you do not tell us, we will base the reduction on the proportion that each account bears to your Net Policy Value.

Effect On Policy Debt. If your policy has a loan against it, we will reduce the policy loan by the same proportion as the cash value.

Other Effects Of Benefit Payment. Payment of the accelerated death benefit will not affect accidental death insurance coverage, or any other non-qualifying riders or supplementary benefits on any life insured under the policy.

Termination. This rider will terminate on the earliest of the following dates:

(a)     the date we receive your written request for termination,

(b) the date any premium for your policy is in default beyond the end of its grace period,

(c)     one year before the expiry or termination date of your policy, or

(d)     the date you surrender your policy.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                                           /s/ John DesPrez III

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